Exhibit 1

For Immediate Release

Pointer Telocation Announces Closing of Acquisition of Remainder
of Shagrir Systems Ltd. Reaching 100% Ownership

Rosh HaAyin, Israel January 15, 2014, Pointer Telocation Ltd. (Nasdaq CM: PNTR) - a leading developer, manufacturer and operator of Mobile Resource Management (MRM), announced today that it has completed its previously announced acquisition of the 45.5% interest in Shagrir Systems Ltd. ("Shagrir") that it did not previously own, including Shagrir’s management portion. Pointer now owns 100% and has fully consolidated the share capital of Shagrir.

In consideration for the acquired interest in Shagrir: (i) Pointer paid an aggregate of NIS 27 million (approximately $7.72 million) using credit facilities from banking institutions (this amount was less than previously announced as the cash consideration per share was reduced, pro rata, to account for a dividend distribution made by Shagrir to its shareholders prior to the closing) and (ii) Pointer issued 994,357 Ordinary Shares to Shagrir’s selling shareholders, representing 15.2 % of the issued share capital of  Pointer (following the issuance of such shares).

Shagrir provides Mobile Resource Management (MRM) and roadside assistance services for the automotive industry including towing services and mobile automobile repair services primarily in Israel. Shagrir also offers car sharing services via Car2Go in urban areas throughout Israel.

David Mahlab, President and CEO of Pointer said, "I am very happy to conclude our acquisition, fully consolidating Shagrir into Pointer so quickly and efficiently. I believe this deal enables us to better realize the synergies between our global entities and we expect it to be immediately accretive. The full consolidation of Shagrir is a further milestone in our long-term strategy and in line with our expansion goals. It puts us further along the road of becoming a global service provider in the growing Mobile Resource Management market.”

About Pointer Telocation:
Pointer Telocation is a leading provider of technology and services to the automotive and insurance industries, offering a set of services including Road Side Assistance, Stolen Vehicle Recovery and Fleet Management. Pointer has a growing list of customers and products installed in 50 countries. Cellocator, a Pointer Products Division, is a leading AVL (Automatic Vehicle Location) solutions provider for stolen vehicle retrieval, fleet management, car & driver safety, public safety, vehicle security and more. The Company's top management and the development center are located in the Afek Industrial Area of Rosh Ha'ayin, Israel.

For more information: http://www.pointer.com

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words "believe," "expect," "anticipate," "intend," "seems," "plan," "aim," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to the proposed acquisition and other future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss or gain of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact
Zvi Fried, V.P. and Chief Financial Officer	Kenny Green/Ehud Helft, GK Investor Relations
Tel.: +972-3-572 3111	Tel: +1 646 201 9246
E-mail: zvif@pointer.com	E-mail: pointer@gkir.com